Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following sets out management’s discussion and analysis of the financial position and results of operations for the years ended December 31, 2006, 2005, and 2004 (“MD&A”). You should read the following discussion in conjunction with our consolidated financial statements and the accompanying notes appearing elsewhere in this report. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs in some respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The principal differences are described in note 24 of our consolidated financial statements. Additional information regarding Hydrogenics Corporation (the “Corporation”, “our”, “us” or “we”), including the Corporation’s annual information form, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. This MD&A is dated March 20, 2007 and all amounts herein are denominated in U.S. dollars, unless otherwise stated.
FORWARD-LOOKING STATEMENTS AND RISK FACTORS
This report contains forward-looking statements about our achievements, results of operations, goals, levels of activity, performance, and other future events based on assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate in the circumstances. These statements involve risks, uncertainties and other factors that may cause our results to differ materially from those anticipated in our forward-looking statements. They include risks related to our revenue growth, operating results, industry, technology and products, as well as other factors discussed below and elsewhere in this report. We are under no duty to update any of our forward-looking statements after the date of our financial statements, other than as required by law. You should not place undue reliance on forward-looking statements. Readers are encouraged to read the section entitled “Forward-Looking Statements” in our annual information form and the section entitled “Risks and Uncertainties” in this MD&A for a discussion of the factors that could affect our future performance.
OVERVIEW
Our business is organized into three business units, which correspond to our reportable segments and consist of: (i) OnSite Generation focused on hydrogen generation products; (ii) Power Systems focused on fuel cell products; and (iii) Test Systems focused on fuel cell test products and diagnostic testing services. We believe that organizing ourselves into these three business units allows us to better allocate our resources, position ourselves for growth opportunities in a variety of markets and mitigates the impact of one part of our business not achieving expectations. These business units are supported by a corporate services group providing finance, insurance, investor relations, legal, treasury and other administrative services, which we refer to as Corporate and Other.
Our OnSite Generation group sells hydrogen generation products to industrial, transportation and renewable energy customers. Our Power Systems group sells fuel cell products to original equipment manufacturers (“OEMs”), systems integrators and end users for stationary applications such as backup power and light mobility applications such as forklift trucks. Our Test Systems group sells fuel cell test station products to OEMs and fuel cell and fuel cell component developers to validate their fuel cell products and provides testing services to third parties to validate their fuel cell development efforts.
We have the following wholly owned subsidiaries: Hydrogenics Test Systems Inc. (formerly Greenlight Power Technologies, Inc.) (“Greenlight Power”) (incorporated under the federal laws of Canada); Hydrogenics USA, Inc. (incorporated under the laws of the State of Delaware); Hydrogenics Japan Inc. (incorporated under the laws of the Province of Ontario); Hydrogenics GmbH (formerly EnKat GmbH) (incorporated under the laws of Germany); and Stuart Energy Systems Corporation (“Stuart Energy”) (incorporated under the federal laws of Canada). Stuart Energy owns 100% of the voting securities of Hydrogenics Europe NV (incorporated under the laws of Belgium).
OUTLOOK
This “Outlook” section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding Forward-Looking Statements on page 1 and the section entitled “Risks and Uncertainties” on page 12 of our 2006 Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in this section.
On March 20, 2007, the Board of Directors approved a restructuring and streamlining of the Corporation’s operations in order to reduce its overall cost structure. The majority of the restructuring and streamlining is anticipated to be effected by March 31, 2007. A significant component of this restructuring and streamlining involves the workforce reduction of approximately 50 full-time equivalent positions across all business units. In order to effect this workforce reduction, the Corporation will incur a one-time pre-tax charge of approximately $2.1 million primarily in the three months ended March 31, 2007. These workforce reductions, once completed, represent approximately $4.0 million of annualized cost savings.
During 2007, and for the next several years, we anticipate we will continue to benefit from a series of broad trends including: (i) sustained high prices for oil and natural gas; (ii) increased government legislation and programs worldwide promoting alternative energy sources such as synthetic fuels, including hydrogen; (iii) increased awareness of the adverse impact of fossil fuels on our climate and environment; and (iv) the need for industrialized economies to access alternative sources of energy to reduce fossil fuel dependency. We anticipate these trends will continue and intensify in the future, allowing the benefits of hydrogen to be further demonstrated in numerous applications. We also anticipate that demands for fuel cell technology will continue to accelerate and advance the case for hydrogen as the fuel of the future.

2006 ANNUAL REPORT	1

MANAGEMENT’S DISCUSSION AND ANALYSIS
Our strategy for our OnSite Generation business unit is to increase revenues from industrial hydrogen markets while also pursuing opportu-nities in the transportation and renewable energy markets. We anticipate that the continued development of our new S-4000 electrolytic generator will position us to increase revenues in the industrial market and offer products for integration into larger scale renewable energy installations, such as solar and wind farms, as the demand for these large scale renewable installations increases. Our strategy for our Power Systems business unit is to sell into early adopting markets as our products become more cost competitive with incumbent technologies. We believe there are near-term sales opportunities in the AC and DC backup power markets, light mobility markets as well as various military markets. For our Test Systems business unit, our strategy is to continue to expand our offering of services and diagnostic tools in order to provide fuel cell developers with critical information required to advance their technology.
We expect that our gross margin will increase from 2006, but remain low relative to historical levels for the foreseeable future. We expect this trend will continue as a result of: (i) a larger percentage of revenues emanating from our OnSite Generation business unit, which has historically generated lower gross margins; (ii) the time necessary to introduce our new S-4000 electrolytic generator product; (iii) the time for our Power Systems products to enter commercial markets; and (iv) our ability to improve operational efficiencies across all business units. At the same time, we are aiming to improve our gross margin by standardizing products, enhancing manufacturing and quality processes and reducing product costs through design and supply chain improvements. We will continue to invest in selling, general and administrative (“SG&A”) areas to address near-term market opportunities and we expect that research and product development (“R&D”) costs will increase in the future to support product development initiatives as we commercialize our products, primarily in our OnSite Generation and Power Systems business units. We also expect that our level of capital expenditures will increase from 2006 in future years as we invest in property, plant and equipment that we believe is necessary to grow our operations.
SELECTED ANNUAL INFORMATION
($000’s of U.S. dollars except per share amounts )

	Years ended December 31
	2006	2005	2004
Revenues	$30,059	$37,191	$16,656
Net loss	(130,759)	(37,374)	(33,539)
Loss per share (basic and fully diluted)	(1.42)	(0.41)	(0.53)
Dividends per share	Nil	Nil	Nil
Total assets	97,173	214,657	117,861
Current Liabilities	30,189	18,690	8,172
Long-term liabilities	227	460	476
OVERALL FINANCIAL PERFORMANCE
Our revenues for the year ended December 31, 2006 were $30.1 million, compared to $37.2 million in 2005 and $16.7 million in 2004. The $7.1 million decrease in revenues in 2006 compared to 2005 is largely attributable to production delays caused by supply chain and component quality issues in our OnSite Generation business unit. This decrease was partially offset by a $3.1 million increase in revenues from our Power Systems business unit as a result of an increase in demand for our fuel cell products and the partial execution of our multiple unit contract for HyPM® 500 Series Fuel Cell Power Modules for delivery to a leading military OEM. The $20.2 million increase in revenues in 2005 compared to 2004 is attributed to the acquisition of Stuart Energy in January 2005 and 18% organic revenue growth.
Our net loss for the year ended December 31, 2006 was $130.8 million, or $1.42 per share, compared to a net loss of $37.4 million, or $0.41 per share, for 2005 and a net loss of $33.5 million, or $0.53 per share, for 2004. The $93.4 million higher net loss in 2006 primarily reflects $90.8 million of impairment charges attributed to our acquisitions of Stuart Energy and Greenlight Power and $2.6 million of lower gross margin.
Cash used in operations and capital expenditures for the year ended December 31, 2006 was $26.2 million compared to $29.5 million in 2005 and $17.9 million in 2004. The $3.3 million decrease from 2005 to 2006 is attributed to decreased cash outflows from operations of $5.1 million, which were partially offset by a $1.3 million increase in capital expenditures and sale of assets of $0.5 million. The $11.6 million increase from 2004 to 2005 is attributed to increased cash outflows from operations of $13.6 million, partially offset by a $2.0 million decrease in capital expenditures in 2005 compared to 2004.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our accounting policies are outlined in notes 2 and 3 to our consolidated financial statements. Set out below is a discussion of the application of critical accounting policies and estimates that require management assumptions about matters that are uncertain at the time the accounting estimate is made, and for which differences in estimates could have a material impact on our consolidated financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements.
Valuation of Intangible Assets and Goodwill
We account for our business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we identify and attribute values and estimated lives to the intangible assets acquired. While we may employ experts to assist us with these matters, such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.
Goodwill has been recorded as a result of our acquisitions of Stuart Energy and Greenlight Power. Goodwill is tested for impairment annually, or more frequently if events and

2	2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
circumstances indicate that the asset might be impaired. We have selected our fourth quarter as our annual testing period for goodwill. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flow approach and the market approach, which utilizes comparable companies’ data. To determine the fair value using the discounted cash flow approach, we use estimates that include: (i) revenues; (ii) expected growth rates; (iii) costs; and (iv) appropriate discount rates. Significant management judgment is required in forecasting future operating results. Should different conditions prevail, material impairments of goodwill could occur.
We also review the carrying value of amortizable intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Any change in estimate, which causes the undiscounted expected future cash flows to be less than the carrying value, would result in an impairment loss being recognized equal to the amount by which the carrying value of the asset exceeds the fair value of the asset.
Product Warranty Provision
We typically provide a warranty for parts and labor for up to one year, for certain operating specifications such as product efficiency. Warranty obligations are recognized at the time of sale based on the estimated warranty costs we expect to incur. These estimates are based on a number of factors including our historical warranty claims and cost experience and the type and duration of warranty coverage. Warranty expense is recorded as a component of cost of revenues. Additional information related to our warranty provision is contained in note 9 of our consolidated financial statements.
Stock-based Compensation
The estimated fair value of stock awards granted to employees as of the date of grant is recognized as a compensation expense over the period in which the related employee services are rendered. For stock options granted to non-employees, the estimated fair value of stock awards granted to non-employees is recognized as an expense over the period in which the related goods or services are rendered. The determination of the fair value of stock awards includes the use of option pricing models and the use of estimates for expected volatility, option life and interest rates.
Allowance for Doubtful Accounts
We record an allowance against accounts receivable for accounts we anticipate may not be fully collectible. This allowance is based on our best estimate of collectibility, taking into account the specific circumstances of the transaction and knowledge of the particular customer.
Provision for Obsolete Inventory
We record a provision against inventory when we determine its potential future use in the production of commercial products is unlikely. Due to the nature of our operations, which include significant R&D activities and prototype projects, we actively monitor raw materials inventory to ensure they are consumed in operations in a timely manner. However, as products or R&D efforts change and the use of certain raw materials inventory becomes doubtful, a provision is taken against the carrying value of this inventory.
Valuation of Future Income Tax Assets
Significant management judgment is required in determining the valuation allowance recorded against our net income tax assets. We operate in multiple geographic jurisdictions, and to the extent we have profits in a jurisdiction, these profits are taxed pursuant to the tax laws of their jurisdiction. We record a valuation allowance to reduce our future income tax assets recorded on our balance sheet to the amount of future income tax benefit that is more likely than not to be realized. We have recorded a full valuation allowance to reflect the uncertainties associated with the realization of our future income tax assets based on management’s best estimates as to the certainty of realization.
RECENTLY ISSUED ACCOUNTING STANDARDS
Our accounting policies are described in notes 2 and 3 of our consolidated financial statements. We have adopted the following changes to our accounting policies:
(I) CANADIAN STANDARDS
Financial Instruments
In April 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3855, which prescribes when a financial asset, liability, or non-financial derivative is to be recognized on the balance sheet and at what amount — sometimes using fair value, other times using cost-based measures. CICA Section 3855 also specifies how financial instrument gains and losses are to be presented. CICA Section 3855 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. We adopted this standard effective January 1, 2006. The adoption of this new guidance did not have a material impact on our financial position, results of operations or cash flows.
Comprehensive Income
CICA Section 1530 introduced new standards for the reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. CICA Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. We adopted this standard effective January 1, 2006. The adoption of this new guidance did not have a material impact on our financial position, results of operations or cash flows.
Equity
The CICA replaced Section 3250 — Surplus with Section 3251 — Equity, which establishes standards for the presentation of equity and changes in equity during a reporting period. This pronouncement applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. We adopted this standard effective January 1, 2006. The adoption of this new guidance did not have a material impact on our financial position, results of operations or cash flows.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
(II) U.S. STANDARDS
Inventory Costs
In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43.” SFAS No. 151 requires abnormal idle facility expenses, freight, handling costs and wasted material (spoilage) costs to be recognized as current period charges. It also requires that an allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We adopted this standard for U.S. GAAP reporting purposes effective January 1, 2006. The adoption of this standard did not have a material impact on our financial position, results of operations or cash flows under U.S. GAAP reporting.
Share-Based Payments
FASB issued FAS No. 123R “Share-Based Payments” which supersedes APB No. 25 and amends FAS No. 123 in a number of areas. Under FAS No. 123R, all forms of share-based payment to employees result in a compensation expense recognized in the financial statements. FAS No. 123R is effective for share-based payments incurred during fiscal years beginning after June 15, 2005. We adopted this standard for U.S. GAAP reporting purposes effective January 1, 2006. The adoption of this standard did not have a material impact on our financial position, results of operations or cash flows under U.S. GAAP reporting.
Accounting for Uncertainty in Income Taxes
In June 2006, FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on classification, accounting in interim periods, derecognition, disclosure and transition, and interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation plans to adopt the provisions of FIN 48 effective January 1, 2007. The Corporation does not expect the adoption of this guidance to have a material impact on the Corporation’s financial position, results of operations or cash flows under U.S. GAAP.
BUSINESS ACQUISITIONS
Stuart Energy - On November 10, 2004, we announced that we had entered into an agreement to acquire all of the issued and outstanding shares of Stuart Energy at an exchange ratio of 0.74 Hydrogenics shares for each Stuart Energy share. On January 6, 2005, our offer to acquire Stuart Energy was completed and resulted in us acquiring 31,377,339 or 86% of the issued and outstanding shares of Stuart Energy. In February 2005, we acquired the remaining shares of Stuart Energy, which then became a wholly owned subsidiary of the Corporation. The purchase price was $122.9 million exclusive of $2.4 million of expenses relating to the acquisition. Consideration consisted of the issuance of 26,999,103 of our common shares issued at a value based on the average market price of our common shares over the three-day period before and after the terms of the acquisition were agreed to and announced.
We believe the acquisition of Stuart Energy represented a milestone in the execution of our strategic plan as it allowed us to reduce our exposure to any single product, market or adoption rate. The acquisition has afforded us a diversified product portfolio of fuel cell power products, hydrogen generation products and fuel cell test stations and also provided greater revenue diversity. The combined company has an expanded roster of blue-chip customers, including Air Liquide, Air Products, BOC, Cheung Kong Infrastructure, Chevron, Ford, General Motors, John Deere, Linde, Shell Hydrogen and Toyota, as well as a global network of sales agents and global customer service capabilities. We now have an ability to market a broader and more diverse product portfolio through expanded global sales and distribution channels. Accordingly, we believe the Stuart Energy acquisition has provided us with a competitive advantage against competitors who do not enjoy such scale.
Our 2006 results however, were adversely impacted by the impairment of identifiable intangible assets and goodwill totalling $85.7 million in our Onsite Generation business unit as well as warranty reserves of $2.4 million relating to estimated future warranty costs for units shipped prior to the acquisition of Stuart Energy in January 2005, combined with lower revenues caused by supply chain quality issues, which resulted in lower overhead absorption. Throughout the year we made efforts to improve quality and testing systems to support increased production and will continue to make such efforts in 2007. We resumed delivery to our customers in the fourth quarter of 2006, although not at historical levels. While we are optimistic we will reach historical levels of deliveries in 2007, we cannot be definitive as to when this will happen.
Our combined and complementary product portfolio allows us to offer turn-key hydrogen applications and hydrogen fueling products to customers. For example, we can offer bundled products for fuel cell powered forklifts and hydrogen refueling infrastructure. Our combined technology portfolio includes expertise in Proton Exchange Membrane (“PEM”) fuel cells, alkaline and PEM electrolysis, systems integration, codes and standards, fuel cell test stands, as well as access to hydrogen internal combustion engine technology. Another significant factor in acquiring Stuart Energy was the opportunity to reduce our risk profile and accelerate our pathway to commercial sustainability. The acquisition and integration has provided significant cost synergies through rationalization of facilities, infrastructure, public company costs and staff. We realized annualized cost savings for the combined organization following the acquisition in excess of $10.0 million.

4	2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S, securities laws, and include controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.
As at December 31, 2006, an evaluation was carried out under the supervision of, and with the participation of management, including the President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and under Multilateral Instrument 52-109-Certification of Disclosure in Issuer’s Annual and Interim Filings. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as at December 31, 2006.
Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Management assessed the effectiveness of our internal control over financial reporting as at December 31, 2006, and, based on that assessment, determined that our internal control over financial reporting was effective. See pages 21 and 22 for Management’s Report on Internal Control over Consolidated Financial Reporting and the Independent Auditors’ Report with respect to management’s assessment of internal controls over financial reporting.
RESULTS OF OPERATIONS
Revenues for the year ended December 31, 2006 were $30.1 million, a $7.1 million or 19% decrease from 2005. This decrease is primarily the result of production delays caused by supply chain and component quality issues in our OnSite Generation business unit. This decrease was partially offset by an increase in revenues attributable to our Power Systems business unit as a result of an increase in demand for our products as well as the partial execution of our multiple unit contract for HyPM® 500 Series Fuel Cell Power Modules for delivery to a leading military OEM.
The following table provides a breakdown of our revenues for the years ended December 31, 2006, 2005 and 2004.

(000’s of U.S. dollars)	2006	2005	2004
OnSite Generation	$12,032	$21,748	$1,505
Power Systems	6,943	3,861	4,106
Test Systems	11,084	11,582	11,045

	$30,059	$37,191	$16,656

Our revenues are segmented by business unit and are summarized below.
> OnSite Generation
OnSite Generation revenues for the year ended December 31, 2006 decreased by $9.7 million compared to 2005 as a result of production delays caused by supply chain and component quality issues initially encountered in the first quarter of 2006. During the second quarter of 2006, we implemented standardized, rigorous quality testing protocols to address the supply chain quality issues. As a result of the testing prototcols, we identified other operational and production quality issues, which we believe we have addressed through appropriate corrective measures and resumed delivery to our customers during the fourth quarter of 2006, although not at historical levels. While we are optimistic we will reach historical levels of deliveries in 2007, we cannot be definitive as to when this will happen. We anticipate increasing our revenues in the industrial hydrogen markets and pursue sales opportunities in transportation and renewable energy markets. As at December 31, 2006, we had $15.1 million of confirmed orders, all of which are anticipated to be delivered and recognized as revenue in 2007.
OnSite Generation revenues for the year ended December 31, 2005 increased $20.2 million compared to 2004 as a result of our acquisition of Stuart Energy in January 2005 and 18% organic growth primarily in the industrial hydrogen market.
> Power Systems
Power Systems revenues for the year ended December 31, 2006 increased by $3.1 million or 80% compared to 2005 primarily as a result of an increase in demand for our products as well as the partial execution of our multiple unit contract for HyPM® 500 Series Fuel Cell Power Modules for delivery to a leading military OEM. As our products become more cost competitive, we anticipate increased deployments in both the AC and DC backup power markets, light mobility markets as well as military markets. As at December 31, 2006, we had $8.3 million of confirmed orders, inclusive of an initial order for 40 fuel cell modules to be delivered to American Power Conversion, approximately 41% of which are anticipated to be delivered and recognized as revenue in 2007.
Power Systems revenues for the year ended December 31, 2005 decreased by $0.3 million or 6% compared to 2004 primarily as a result of our completion of engineering services for General Motors in 2004, which contributed $1.8 million of revenues in 2004 and $nil in 2005.
> Test Systems
Test Systems revenues for the year ended December 31, 2006 decreased by $0.5 million or 4% compared to 2005 due to a $0.7 million increase in test services revenues offset by a $1.2 million decrease in test product revenues. We believe that the decrease is reflective of an overall stabilizing of capital expenditures for fuel cell diagnostic equipment offset by an increase in test services for one customer. As at December 31, 2006, we had $6.1 million of confirmed orders comprising $5.4 million of product sales and $0.7 million of testing services, all of which are anticipated to be delivered and recognized as revenue in 2007.
Test Systems revenues for the year ended December 31, 2005 increased $0.5 million or 5% primarily as a result of an increase in test services revenues.

2006 ANNUAL REPORT	5

MANAGEMENT’S DISCUSSION AND ANALYSIS
Cost of revenues for the year ended December 31, 2006 were $29.4 million a decrease of $4.5 million compared to 2005. Expressed as a percentage of revenues, cost of revenues was 98% in 2006 compared to 91% in 2005. The increase in cost of revenues, expressed as a percentage of revenues, is primarily attributable to $2.4 million of warranty reserves in our OnSite Generation group relating to estimated future warranty costs for units shipped prior to the acquisition of Stuart Energy in January 2005, a lower level of total revenues and a higher proportion of OnSite Generation revenues, which have historically generated a higher cost of revenues. Additional cost of revenues commentary for each business unit is provided below:
> OnSite Generation
OnSite Generation cost of revenues for the year ended December 31, 2006 decreased by $3.7 million to $17.5 million compared to 2005. Expressed as a percentage of revenues, cost of revenues was 145% in 2006 compared to 97% in 2005. This percentage increase can be attributed to a lower level of revenues causing a lower level of overhead absorption, and a $2.4 million of warranty reserves incurred in connection with units shipped prior to January 2005.
OnSite Generation cost of revenues for the year ended December 31, 2005 increased by $19.9 million to $21.2 million compared to 2004. Expressed as a percentage of revenues, cost of revenues was 97% in 2005 compared to 87% in 2004. This percentage increase can largely be attributed to a $1.3 million increase in the fair value of work in process inventory recognized in accordance with Canadian GAAP on the acquisition of Stuart Energy and a $1.3 million charge to repair or replace units, primarily those delivered by Stuart Energy prior to the acquisition.
> Power Systems
Power Systems cost of revenues for the year ended December 31, 2006 increased by $0.8 million to $3.9 million compared to 2005. Expressed as a percentage of revenues, cost of revenues was 56% compared to 81% in 2005 primarily as a result of a higher proportion of military and demonstration orders, which have historically generated higher margins than commercial orders and of benefits achieved from cost and efficiency improvements and product standardization initiatives.
Power Systems cost of revenues for the year ended December 31, 2005 increased by $0.1 million to $3.1 million compared to 2004. Expressed as a percentage of revenues, cost of revenues was 81% in 2005 compared to 72% in 2004 primarily as a result of completing an engineering services contract for General Motors in 2004, allowing us to generate higher gross margins.
> Test Systems
Test Systems cost of revenues for the year ended December 31, 2006 decreased by $1.6 million to $7.9 million compared to 2005. Expressed as a percentage of revenues, cost of revenues was 72% in 2006 compared to 83% in 2005 and was primarily attributable to a higher proportion of test service revenues partially offset by competitive pricing pressures in the test equipment market.
Test Systems cost of revenues for the year ended December 31, 2005 was $9.6 million, an increase of $1.5 million or 18% compared to 2004. Expressed as a percentage of revenues, cost of revenues was 83% in 2005 compared to 73% in 2004. This increase was primarily attributable to competitive pricing pressures for test equipment, partially offset by a higher proportion of test services revenues.
Selling, general and administrative expenses were $26.1 million for the year ended December 31, 2006, an increase of $3.7 million, or 17%, compared to 2005. The increased level of SG&A expenses is primarily attributable to $1.4 million severance and other related compensation payments, $1.8 million of Sarbanes-Oxley Act compliance and $1.2 million of other business strategy matters, which were partially offset by various cost reduction initiatives.
Selling, general and administrative expenses were $22.4 million in 2005, an increase of $9.4 million, or 72%, compared with $13.0 million in 2004. This increased level of selling, general and administrative expense was primarily attributable to the incremental costs of the Stuart Energy operations and a $0.8 million increase as a result of the strengthening in the Canadian dollar relative to the U.S. dollar offset by various cost rationalization efforts undertaken during the year. Also included in SG&A in 2005 was $1.8 million of severance costs.
Research and product development expenses for the year ended December 31, 2006 were $9.4 million, an increase of $1.6 million or 22% compared to 2005, comprised of a $1.3 million increase in R&D expenditures and a $0.3 million decrease in third party funding. The increase in research and product development expenditures is primarily attributable to the continued development of our S-4000 electrolytic hydrogen generation technology and engineering initiatives for our S-1000 electrolytic hydrogen product line in our OnSite Generation business unit and the continued development of fuel cell products for backup power and light mobility applications in our Power Systems business unit. The decrease in third party funding is primarily attributable to streamlining our research and product development initiatives throughout the year. We expect research and product development expenditures to increase in 2007 to support our S-4000 electrolytic hydrogen generation technology initiative, positioning us to offer products for integration with large scale renewable energy installations, such as solar and wind farms and our development plans primarily to commercialize fuel cell power products for backup power and light mobility applications.
Research and product development expenses for the year ended December 31, 2005 were $7.7 million, a decrease of $1.3 million, or 15%, compared to 2004 primarily attributable to a $3.0 million decrease in research and development expenditures and a $1.7 million decrease in funding.
Amortization of property, plant and equipment for the year ended December 31, 2006 decreased $0.1 million or 7% compared to 2005 primarily as a result of the relative aging of our property, plant and equipment and lower capital expenditures in 2006.
Amortization of property, plant and equipment for the year ended December 31, 2005 decreased $1.2 million or 46% compared to 2004 primarily as a result of the relative aging of our property, plant and equipment and lower capital expenditures in 2005.

6	2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
Amortization of intangible assets for the year ended December 31, 2006 decreased $1.3 million or 15% compared to 2005 as a result of the impairment of $26.3 million of intangible assets recorded in 2006.
Amortization of intangible assets for the year ended December 31, 2005 decreased $0.1 million or 1% compared to 2004 as a result of the write-off of $3.7 million of intangible assets in 2004 offset by the amortization recorded on the intangible assets recognized on the acquisition of Stuart Energy in January 2005.
Impairment of intangible assets and goodwill for the year ended December 31, 2006 was $90.8 million compared to $nil in 2005. In November 2006, we completed a comprehensive assessment of our business and operating plans and near term outlook for our product offering. With respect to our OnSite Generation business, the assessment reflected: (i) a reduced level of new order bookings, which we concluded was a result of customer concerns regarding our ability to address production quality issues as quickly as we had initially anticipated; and (ii) our need to dedicate greater engineering resources to remediate cell stack and membrane quality issues.
With respect to our Test Systems business, the assessment primarily reflected revenues being lower than previously anticipated as a result of slower adoption of fuel cell technology in end user markets. Our assessment also considered the rapid decrease in our market capitalization during the third quarter and its possible long-term impact on our business plan.
In January 2007, under the direction of our newly appointed President and Chief Executive Officer, we performed a second comprehensive assessment of our business and operating plans. As a result of these assessments, and a resulting change in strategy, we revised our previous estimates of the level of capital expenditures now anticipated to be incurred in our OnSite Generation business.
Impairment of OnSite Generation Intangible Assets and Goodwill
In January 2005, the Corporation acquired Stuart Energy. The allocation of the purchase price gave rise to $63.9 million of goodwill and $38.5 million of identified intangible assets. When evaluating the merger, the Corporation identified several potential benefits including, inter alia: (i) the opportunity for the Corporation to reduce its time to profitability based on synergies from the merger; (ii) the acquisition of a pool of talented and highly skilled employees with proven capabilities in a tight labour market; and (iii) a strong product development and patent portfolio. At the time the merger agreement was signed, Stuart Energy had experienced revenue growth in its industrial, energy and fueling product lines and the Corporation anticipated continued growth from the Stuart Energy business.
On March 28, 2006, the Corporation announced that production delays would cause near term revenue expectations for the OnSite Generation business to be lower than previously anticipated as a result of supply chain and component quality issues, which the Corporation believed were being adequately addressed at that time through appropriate corrective measures. Over the course of the second quarter of 2006, the Corporation implemented standardized, rigorous quality testing protocols to address these issues. The Corporation also announced at that time that it anticipated that deliveries would return to historical levels commencing in the latter part of the fiscal year, once component procurement and production cycles were reestablished.
On May 15, 2006, the Corporation announced that it had signed a five-year preferred supplier agreement with Linde Gas, a division of Linde AG, one of the world’s leading industrial gas supply companies, pursuant to which Hydrogenics became a preferred supplier of onsite hydrogen generators to Linde Gas.
On June 15, 2006, the Corporation announced that it had signed a five-year global supply agreement for the delivery of onsite hydrogen generation plants to BOC, one of the world’s largest industrial gas companies. Under this agreement, Hydrogenics would provide BOC with hydrogen generation plants to be deployed at BOC’s customer sites and at BOC’s own facilities located around the world. Further, on June 19, 2006, the Corporation announced receipt of an initial order under the global supply agreement with BOC for a HySTAT™-A hydrogen generation plant for use at a BOC facility in Waiuku, North Island, New Zealand.
On July 28, 2006, the Corporation provided an update on its OnSite Generation activities, indicating that it had identified other operational and production quality issues, which it was addressing through appropriate corrective measures. The Corporation also advised at that time that it would not resume normal activities in its OnSite Generation business unit until all production quality issues had been adequately resolved, and while the Corporation continued to be optimistic that deliveries would return to historical levels in the latter part of the fiscal year, the Corporation indicated that it could not be definitive as to timing. As part of the Corporation’s update on July 28, 2006 it indicated that, as a result of a comprehensive evaluation of deployed units, the Corporation determined it would be necessary to accrue a $1.8 million charge for estimated future warranty costs.
During the period of assessment of our business and operating plans, the Corporation met with its major industrial gas customers to provide an update. At these meetings, customers expressed concern about the ability of the Corporation to resume operations in the near term. The Corporation concluded that new orders may be delayed until industrial gas customers had received delivery of their products that are on order and that these units were fully commissioned and the customers were satisfied with their operating performance. Accordingly, as a result of ongoing production issues and the possible negative impact on customer buying behaviour and while we remained optimistic that we would correct the production issues and resume operations in short order, the Corporation concluded that the original cash flow forecasts from the Stuart Energy business might not be achieved.
During the third quarter of 2006, the OnSite Generation business generated $5.0 million of revenues, an increase over the first and second quarters of 2006, but less than had been budgeted. Furthermore, the OnSite Generation business secured $0.5 million

2006 ANNUAL REPORT	7

MANAGEMENT’S DISCUSSION AND ANALYSIS
of orders, a decrease of 74% from the third quarter and a further 88% sequential decrease from the second quarter, the result, in part, of our ongoing production quality issues.
During the third quarter of 2006, the OnSite Generation business unit appointed a new Vice President, Operations and over the course of the third quarter, concluded that it would be beneficial to implement a number of corrective measures before resuming production. As a result of the issues identified in the OnSite Generation business unit, we concluded that revenues for the foreseeable future would likely be below our original projections when we acquired Stuart Energy.
Additionally, between the end of the second quarter and November 2006, the Corporation’s stock price had experienced a sustained decline and decreased by approximately 70%.
Due to the factors described above, the Corporation performed an impairment assessment of identified intangible assets and goodwill and recorded, in connection with the acquisition of Stuart Energy, a $74.8 million impairment charge to reduce goodwill and the carrying value of its identifiable intangible assets. The charge was based on the estimated discounted cash flows over the remaining useful life of the goodwill using a discount rate of 19%. The assumptions supporting the cash flows, including the discount rate, were determined using the Corporation’s best estimates as of such date. The discount rate was determined based on the weighted average cost of capital of comparable companies. The remaining identifiable intangibles balances are expected to be amortized over their remaining useful life.
At December 31, 2006, the Corporation performed its annual impairment assessment of goodwill and completed an impairment assessment of identified intangible assets and recorded a $10.9 million impairment charge to goodwill and the carrying value of its identified intangible assets related to its acquisition of Stuart Energy. The charge was based on the estimated discounted cash flows of the OnSite Generation reporting unit, using a discount rate of 20%. The additional charge in the fourth quarter resulted largely from the Corporation’s review of its business and operating plans under the direction of the recently appointed President and Chief Executive Officer. The assumptions supporting the cash flows, including the discount rate, were determined using the Corporation’s best estimates as of such date. The discount rate was determined based on the weighted average cost of capital of comparable companies. The remaining identifiable intangibles balances are expected to be amortized over their remaining useful lives.
Impairment of Test Systems Goodwill
On January 7, 2003, the Corporation acquired all the issued and outstanding shares of Greenlight Power based in Burnaby, British Columbia, Canada. Greenlight Power designed and manufactured fuel cell test systems. The allocation of the purchase price gave rise to $5.2 million of goodwill and $13.5 million of identifiable intangible assets.
In the fourth quarter of 2004, the Corporation determined that, as a result of a variety of factors, the fair value of Greenlight Power exceeded its carrying value, and a $3.7 million impairment charge related to patentable technology and customer relationships was recorded. To improve the performance of this business, the Corporation implemented changes in management and staffing levels, product designs and business processes.
Over the course of 2005 and the first two quarters of 2006, the Test Systems business made considerable progress in reducing its operating losses, improving product quality, reducing warranty costs, attracting repeat orders from existing customers and securing new customers. Notwithstanding the considerable progress, it became apparent to the Corporation in the third quarter of 2006 that its manufacturing costs were higher than planned, resulting in higher cost of revenues coupled with a slower adoption rate for fuel cell technology in end-user markets. Accordingly, the Corporation concluded in the third quarter of 2006 that the long-term growth prospects for this test business may not be achievable. Our assessment also considered the rapid decrease in our market capitalization during the third quarter and its possible long-term impact on the ability of the Corporation to fund all aspects of its business plan.
Due to the impairment factors described above, the Corporation performed an impairment assessment of goodwill recorded in connection with the acquisition of Greenlight Power. As a result, the Corporation recorded a $5.1 million impairment charge to write off the acquired goodwill. The basis used to determine the charge, such as discounted cash flows and discount rates, was consistent with the analysis above for the Stuart Energy transaction.
Impairment of intangible assets for the year ended December 31, 2005 was $nil compared to $3.7 million in 2004. The impairment charge recorded in 2004 eliminated the remaining value of intangible assets related to patentable technology and customer relationships originally recorded in January 2003 upon the acquisition of Greenlight Power.
Integration costs for the year ended December 31, 2006 were $nil compared to $1.1 million for the year ended December 31, 2005.
Integration costs for the year ended December 31, 2005 were $1.1 million and reflect expenses related to integrating Stuart Energy subsequent to it being acquired in 2005. The integration of Stuart Energy was completed in 2005.
Provincial capital tax expense for the years ended December 31, 2006 and 2005 were $0.1 million.
Provincial capital tax expense for the year ended December 31, 2005 was $0.1 million, a decrease of $0.2 million or 65% compared to 2004. This decrease is primarily attributable to changes in the eligibility of certain of our short-term investments for deduction from net assets in order to arrive at our tax base for capital tax purposes.
Interest income, net for the year ended December 31, 2006 was $3.6 million, an increase of $0.7 million, or 24% compared to 2005 primarily as a result of higher interest rates, which were partially offset by a lower asset base.

8	2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
Interest income, net for the year ended December 31, 2005 was $2.9 million, an increase of $2.0 million or 228% compared to 2004 primarily as a result of higher cash and cash equivalents and short-term investments as a result of acquiring Stuart Energy in January 2005 coupled with higher yields on our underlying investments.
Foreign currency gains were $0.9 million for the year ended December 31, 2006 an increase of $1.2 million compared to the year ended December 31, 2005 as a result of better foreign currency management.
Foreign currency losses were $0.3 million for the year ended December 31, 2005 a decrease of $0.1 million compared to the year ended December 31, 2004 as a result of holding Canadian dollar denominated liabilities when the Canadian dollar strengthened against the U.S. dollar.
Income tax expense (recovery) was negative $0.2 million for the year ended December 31, 2006, an increase of negative $0.2 million compared to 2005 primarily as a result of the reversal of the tax accruals from 2005.
Income tax expense (recovery) was $nil for the year ended December 31, 2005, a decrease of $0.1 million compared to 2004 primarily as a result of an increase in the capital base exemption of the federal large corporations tax during 2005.
Our income tax loss carry-forwards at December 31, 2005 and 2006 were $192.8 million and $210.1, million respectively. However, due to historical losses, we have provided a valuation allowance against the full amount of the tax loss carry-forwards as at December 31, 2006 and 2005.
Net loss for the year ended December 31, 2006 was $130.8 million an increase of $93.4 million compared to $37.4 million for 2005 and attributed to our business units, as follows: (i) OnSite Generation was $106.3 million; (ii) Power Systems was $10.1 million; (iii) Test Systems was $5.3 million; and (iv) the balance of $9.1 million was attributable to Corporate and Other. Additional net loss commentary for the year ended December 31, 2006 regarding our business units is provided below:
•	OnSite Generation incurred a net loss of $106.3 million for the year ended December 31, 2006 compared to a net loss of $13.2 million in 2005. This increase is attributable to the impairment of identifiable intangible assets and goodwill totalling $85.7 million, warranty reserves of $2.4 million relating to estimated future warranty costs for units shipped prior to the acquisition of Stuart Energy in January 2005, combined with lower revenues caused by supply chain quality issues, which resulted in lower overhead absorption. Throughout the year we made efforts to improve quality and testing systems to support increased production and will continue to make such efforts in 2007. We resumed delivery to our customers in the fourth quarter of 2006, although not at historical levels. While we are optimistic we will reach historical levels of deliveries in 2007, we cannot be definitive as to when this will happen.
•	Power Systems incurred a net loss of $10.1 million for the year ended December 31, 2006 compared to a net loss of $12.1 million in 2005 primarily as a result of increased revenues and lower cost of revenues.
•	Test Systems incurred a net loss of $5.3 million for the year ended December 31, 2006 compared to a net loss of $2.3 million in 2005. This increase is primarily attributable to a $5.1 million impairment charge for goodwill, which was partially offset by increased test services revenue and gross margin and decreased SG&A and amortization expenses.
•	Corporate and Other costs for the year ended December 31, 2006 were $9.1 million compared to $9.7 million in 2005. This decrease was primarily attributable to various cost-reduction initiatives realized, foreign exchange gains and increased interest income, which were partially offset by increased severance and related compensation payments, Sarbanes-Oxley Act compliance costs, and other business strategy matters.
Net loss for the year ended December 31, 2005 was $37.4 million, of which $13.2 million was attributed to the OnSite Generation business unit, $12.1 million was attributed to the Power Systems business unit, $2.3 million was attributable to the Test Systems business unit and the balance of $9.7 million was attributed to Corporate and Other. Additional net loss commentary for the year ended December 31, 2005 regarding each business unit is provided below:
•	OnSite Generation incurred a net loss of $13.2 million for the year ended December 31, 2005 compared to a net loss of $2.3 million in 2004 as a result of the acquisition of Stuart Energy in January 2005 and a corresponding increase in operating costs. Upon completing the acquisition, we implemented a comprehensive rationalization program to decrease our operating costs and we anticipate maintaining these reduced cost levels. Included in this net loss is a $1.3 million increase in the fair value of work-in-process inventory recognized in accordance with Canadian GAAP on the acquisition of Stuart Energy as well as charges totalling $1.3 million relating primarily to repair or replacement units delivered by Stuart Energy prior to the acquisition. Also included in the net loss is $6.5 million of amortization charges taken on intangible assets recognized on the acquisition of Stuart Energy.
•	Power Systems incurred a net loss of $12.1 million for the year ended December 31, 2005 compared to a net loss of $7.5 million in 2004 as a result of decreased revenues attributable to completion of the General Motors engineering services contract in 2004 and increased research and product development expenses during the year.
•	Test Systems incurred a net loss of $2.3 million for the year ended December 31, 2005 compared to a net loss of $13.8 million in 2004 as a result of higher revenues, decreased operating costs and lower amortization of intangible assets.
•	Corporate and Other costs for the year ended December 31, 2005 were $9.7 million compared to $9.9 million in 2004. This decrease was primarily as a result of cost reduction initiatives during the year offset by the appreciation of the Canadian dollar relative to the U.S. dollar during 2005 as compared to 2004.

2006 ANNUAL REPORT	9

MANAGEMENT’S DISCUSSION AND ANALYSIS
Basic and diluted net loss per share was $1.42 for the year ended December 31, 2006 compared to $0.41 in 2005, an increase of $1.01, or 246%. Basic and diluted net loss per share was $0.41 for the year ended December 31, 2005 compared to $0.53 in 2004, an increase of $0.12 or 23%.
SHARES OUTSTANDING
For the year ended December 31, 2006, the weighted average number of shares used in calculating the loss per share was 91,816,049. The number of common shares outstanding at December 31, 2006 was 91,916,466. For the year ended December 31, 2005, the weighted average number of shares used in calculating the loss per share was 91,226,912. The number of common shares outstanding at December 31, 2005 was 91,679,670. The increase in the number of common shares outstanding was attributable to 236,796 shares issued in connection with the exercise of stock options.
Options granted under our stock option plan and share purchase warrants outstanding have not been included in the calculation of the diluted loss per share as the effect would be anti-dilutive. We had 6,893,353 stock options outstanding at December 31, 2006 (December 31, 2005 — 6,423,753), of which 4,518,681 were exercisable (December 31, 2005 — 4,242,575).
From 2002 to 2005 our three founders elected to diversify their personal holdings by selling a small percentage of their direct holdings in Hydrogenics. These sales were from personal direct shareholdings and did not result from the exercise of stock options. Our founders have not held nor do they currently hold any stock options. Therefore when they sold shares, there was no corresponding dilution but rather increased liquidity in our public float. These selling programs were in full compliance with applicable securities legislation and have been disclosed on a quarterly basis. In selling these shares, the founders have entered into irrevocable contracts to sell shares over an extended period of time on a non-discretionary basis. These contracts expired in June 2005 and were not renewed at that time. One of our founders, Boyd Taylor, retired as a director and officer of the Corporation in January 2005. Our other two founders, Pierre Rivard and Joseph Cargnelli, continue to act as Executive Chairman and Chief Technology Officer, respectively, and both are directors of the Corporation and continue to hold a significant share ownership in the Corporation. In 2006, Messrs. Cargnelli and Rivard did not sell any shares of the Corporation
In 2005, 2,470,436 share purchase warrants were repurchased for $0.8 million in the form of a credit against future services to be provided against purchase orders received and subsequently cancelled. The difference between the book value of $4.7 million and the repurchase price was credited to contributed surplus.

	Quarter Ended (Unaudited)
	($000s – except for per share amounts)
	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
	2006	2006	2006	2006	2005	2005	2005	2005
Revenues	$9,547	$9,000	$5,376	$6,136	$9,057	$10,537	$6,293	$11,304
Net Loss	(22,069)	(90,732)	(9,626)	(8,332)	(9,136)	(7,517)	(9,499)	(11,222)
Net Loss Per Share (Basic & Fully Diluted)	(0.23)	(0.99)	(0.11)	(0.09)	(0.11)	(0.08)	(0.10)	(0.13)
Weighted Average Common Shares Outstanding	91,916,466	91,858,314	91,781,393	91,705,236	91,679,966	91,678,279	91,675,121	89,848,368

10	2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTERLY RESULTS OF OPERATIONS
The following table sets forth our unaudited consolidated statements of operations for each of the past eight quarters in the period ending December 31, 2006. This information was obtained from our quarterly unaudited financial statements, which are denominated in U.S. dollars and have been prepared in accordance with Canadian GAAP and, in the opinion of management, have been prepared using accounting policies consistent with the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the results of the interim periods. We expect our operating results to vary significantly from quarter to quarter and they should not be relied upon to predict future performance.
Although revenues were subject to quarterly fluctuation in 2006, we experienced an overall decrease in revenues largely due to production delays caused by supply chain and component quality issues in our OnSite Generation business unit.
Cost of revenues increased in 2006 primarily due to $3.0 million of additional warranty reserves in our OnSite Generation business unit, lower overhead absorption and a higher percentage of our revenues coming from OnSite Generation, which has historically generated higher cost of revenues. We believe that we have addressed the majority of our supply chain and component quality issues and continue to take appropriate corrective measures.
On a comparative basis, our net loss increased throughout 2006, largely as a result of incurring $90.8 million of impairment charges relating to intangible assets and goodwill. The decrease in the net loss in the first quarter of 2006 was primarily the result of and the absence of a $1.3 million charge to reflect the fair value of work-in-process inventory recognized in accordance with Canadian GAAP on the acquisition of Stuart Energy and realizing the benefits of the integration efforts undertaken upon the acquisition of Stuart Energy. Our net loss remained relatively unchanged in the second quarter of 2006 notwithstanding the fact that we incurred $1.8 million of additional warranty reserves. During the third quarter of 2006, our net loss increased primarily as a result of a $79.9 million impairment of intangible assets and goodwill. During the fourth quarter, our net loss increased primarily as a result of a $10.9 million impairment of intangible assets and goodwill relating to Stuart Energy, $0.9 million of inventory reserves, a $0.7 million accrual for compensation to the former President and Chief Executive Officer of Stuart Energy in connection with his previous employment and $0.4million of consulting costs in connection with Sarbanes-Oxley Act compliance.
FOURTH QUARTER RESULTS
Revenues were $9.5 million, a 0.4% increase over 2005, primarily as a result of an increase in demand for fuel cell products and the partial execution of our multiple unit contract for HyPM® Series 500 Fuel Cell power modules for delivery to a leading military OEM.
Cost of revenues decreased $0.3 million to negative $0.1 million compared to negative $0.4 million in 2005 primarily due to $1.6 million of charges in our OnSite Generation business unit including: (i) $0.5 million regarding late delivery penalties and cost overruns; (ii) a $0.3 million increase to our warranty accrual as a result of discussions with one customer; and (iii) an $0.8 million accrual for slow moving inventory.
Net loss increased by $13.0 million to $22.1 million, or $0.23 per share, from $9.1 million, or $0.10 per share primarily as a result of a $10.9 million impairment charge related to the intangible assets and goodwill associated with the acquisition of Stuart Energy, $0.9 million of inventory reserves, a $0.7 million accrual for compensation to the former President and Chief Executive Officer of Stuart Energy, in connection with his previous employment and $0.5 million of consulting costs in connection with Sarbanes-Oxley Act compliance.
LIQUIDITY AND CAPITAL RESOURCES
As at December 31, 2006, we held combined cash, cash equivalents and short-term investments of $60.3 million, compared with $85.8 million at December 31, 2005. At December 31, 2006, we held cash and cash equivalents of $5.9 million and short-term investments of $54.4 million, compared with $5.4 million in cash and cash equivalents and $80.4 million in short-term investments at December 31, 2005.
Our cash and cash equivalents and short-term investments decreased by $25.5 million in 2006, primarily attributable to: (i) a $28.4 million loss before amortization, stock-based compensation and severance costs; (ii) $1.4 million of severance costs; and (iii) $0.7 million of other items, offset by $5.0 million of net changes in non-cash working capital.
Cash used in operating activities for the year ended December 31, 2006 was $24.5 million, compared to $29.1 million for the year ended December 31, 2005 and $15.6 million used in operating activities in 2004. Non-cash working capital decreased during the year ended December 31, 2006 by $10.0 million, which was primarily due to better working capital management and higher unearned revenue compared to 2005 as a result of production delays. Non-cash working capital increased during 2005 by $7.1 million primarily as a result of a larger organization and payment of liabilities required throughout the year in connection with the acquisition of Stuart Energy.
We have lines of credit available up to an aggregate of $11.6 million compared to $11.9 million as at December 31, 2005. This decrease is the result of exchange rate differences. As at both December 31, 2006 and 2005, we had no indebtedness on these lines of credit. Our operating facilities are denominated in Canadian dollars and bear interest at the Royal Bank of Canada prime rate plus 0.5% and 0.875%, respectively. The facilities are due on demand and collateralized by a general security agreement over all assets. Letters of credit and letters of guarantee aggregating $3.0 million were issued against these lines of credit

2006 ANNUAL REPORT	11

MANAGEMENT’S DISCUSSION AND ANALYSIS
as at December 31, 2006. These letters of credit have various expiry dates extending through to October 2011. We are in compliance with our debt covenants.
Capital expenditures increased by $1.4 million to $1.7 million in 2006. We anticipate that capital expenditures for 2007 and subsequent years will increase relative to 2006 as we continue our manufacturing and development initiatives.
Capital expenditures, excluding assets acquired through the Stuart Energy acquisition, decreased $2.0 million, or 85%, to $0.3 million in 2005 compared to 2004 primarily relating to internally constructed test equipment to be used in design and development applications. Capital expenditures, excluding $2.1 million in property, plant and equipment acquired through the Greenlight Power acquisition in 2003, increased by $0.2 million, or 10%, to $2.3 million in 2004 compared to 2003.
During 2006, we issued 236,600 shares for $0.4 million under our stock option plan compared to 53,578 shares issued for $0.2 million in 2005.
We anticipate using our funds to develop and commercialize products primarily for near-term fuel cell and hydrogen generation applications based on anticipated market demand. Our actual funding requirements will vary depending on a variety of factors, including success in executing our business plan, progress on research and product development efforts, relationships with strategic partners, commercial sales, our ability to control working capital and the results of our development and demonstration programs. We believe our existing cash balances and cash generated by, or used in, operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next two years. However, we may seek to sell additional equity or arrange debt financing, which could include establishing an additional line of credit.
The “Liquidity and Capital Resources” section above contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the section entitled “Forward-Looking Statements” in our annual information form and the section entitled “Risks and Uncertainties” in this MD&A for a discussion of the factors that could affect our future performance.
CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS
AND CONTRACTUAL OBLIGATIONS
We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.
We are continually exploring opportunities to work with governments and government agencies. As a result of the Canadian government’s commitment to the development of alternative energy sources, we have entered into repayable contribution and other research and product development arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, we have received a cumulative amount of $12.1 million of funding toward agreed upon research and product development project costs. Under the agreements, the funding parties have a right to receive as repayment, between 0.3% and 4.0% of gross revenues attributable to the commercial exploitation of the associated technology. To date, we have recognized $0.9 million in revenues from these technologies and recorded a repayable amount of $18,000. At this time, the amount of further product revenues to be recognized in future from these technologies is uncertain, accordingly no further liabilities for repayment have been accrued. These arrangements expire between September 30, 2006 and March 31, 2016, or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts. The amount of funding available to us under similar arrangements varies from year to year, and although we are confident that these agencies and enterprises will continue to support the industry, there is no guarantee of the amount of future funding.
We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are sued as a result of their services. Any such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.
In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.
In January 2002, a legal action was commenced against us in United States federal court (Southern District, Texas), alleging patent infringement. In 2003, we successfully defended ourselves in the lawsuit. We were awarded a partial recovery from the plaintiff of the $1.5 million incurred in legal fees. We received $0.1 million in 2004. The amount receivable at December 31, 2004 was $0.5 million, the balance of which was received in 2005. Cash received was recorded as a corresponding reduction in SG&A expenses.
We do not have any material obligations under forward foreign exchange contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

12	2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
The following table of our material contractual obligations as of December 31, 2006, sets forth the aggregate effect that these obligations are expected to have on our cash flows for the period indicated:

Payments due in	Long-	Operating	Capital
($000s)	term Debt	Leases	Leases	Total
2007	$194	$1,314	$391,314	$1,547
2008	104	1,251	—	1,355
2009	—	1,077	—	1,077
2010	—	510	—	510
2011 and thereafter	—	26	—	26

	$298	$4,178	$394,178	$4,515

We believe we have or will be able to raise sufficient capital to repay our short and long-term contractual obligations and maintain planned levels of operations.
LONG-TERM DEBT
Our long-term debt set out in the table above consists of the following types of liabilities:
▪	Repayable financing from a Canadian government agency. Government agencies, and in particular agencies of the Canadian government, have provided substantial support to the development of the fuel cell sector in the form of research and product development grants, as well as repayable financing. Although this amount is repayable based on a percentage of our gross revenues and is therefore success-based, we anticipate that we will have gross revenues sufficient to generate a liability for the entire amount, being 150% of the original amount received.
▪	Unsecured non-interest bearing term loan. In 2002, we acquired certain proprietary intellectual property related to our vehicle-to-grid initiatives in exchange for an interest free loan. Although the loan is non-interest bearing, we charge imputed interest on the loan to interest expense.
▪	Capital leases of office equipment. Where appropriate for reasons such as cash flow and changes in technology, we use leases as an additional source of financing. In cases where substantially all of the benefits and risks of ownership of the property are transferred to us, the lease is treated as a capital lease and included in long-term debt.
For further information on our long-term debt, please refer to note 10 of our consolidated financial statements.
OPERATING LEASES
The above table represents our future minimum lease payments under leases relating to operating premises and office equipment. These leases are accounted for as operating leases and payments under the leases are included in SG&A expenses. We incurred rental expenses of $1.1 million under these operating leases in 2006, $1.2 million in 2005 and $1.3 million in 2004.
RELATED PARTY TRANSACTIONS
In the normal course of operations, we subcontract certain machining and sheet metal fabrication of parts to a company owned by the father and uncle of Joseph Cargnelli, a director and senior officer of the Corporation and one of our principal shareholders. For the fiscal year ended December 31, 2006, billings by this related company totalled $1.0 million, an increase of $0.1 million from the $0.9 million billed in the previous year. At December 31, 2006, we had an accounts payable balance due to this related company of $1,000. We believe that transactions with this company are consistent with those we have with unrelated third parties.
All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.
RISK AND UNCERTAINTIES
This “Risk and Uncertainties” section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding forward-looking statements on page 1 of our 2006 Annual Report.
An investment in our business involves risk, and readers should carefully consider the risks described below as well as additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, which may also adversely affect our business.
Risk Factors Related To Our Financial Condition
We have a limited operating history, and because our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.
We commenced operations of our fuel cell test business in 1996 and since that time we have been engaged principally in the manufacture and sale of fuel cell test and diagnostic equipment, the provision of related engineering and testing services, and research and product development relating to fuel cell systems and subsystems. For the year ended December 31, 2006, we derived $12.0 million, or 40%, of revenues from our sales of hydrogen generation products and services, $7.0 million, or 23%, of our revenues from sales of power products and services, and $11.1 million, or 37%, of our revenues from sales of fuel cell test equipment and services. For the year ended December 31, 2005, we derived $21.7 million, or 59%, of our revenues from sales of hydrogen generation products and services, $3.9 million, or 10%, of our revenues from sales of power products and services, and $11.6 million, or 31%, of our revenues from sales of fuel cell test equipment and services. For the year ended December 31, 2004, we derived $1.5 million from sales of hydrogen generation products and services, $4.1 million from sales of power products and services, and $11.0 million from sales of fuel cell test equipment and services. Our current business strategy is to develop, manufacture and sell fuel cell power products in larger

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quantities. In addition, following the acquisition of Stuart Energy, a significant part of our business now relates to hydrogen generation products. Because we have made limited sales of fuel cell power products to date and have added a new revenue stream with our hydrogen generation business, our historical operating data may be of limited value in evaluating our future prospects.
Because we expect to continue to incur net losses, we may not be able to implement our business strategy, and the price of our common shares may decline.
We have not generated positive net income since the initial public offering of our shares in November 2000. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and product development activities. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred a net loss of $130.8 million for the year ended December 31, 2006, a net loss of $37.4 million for the year ended December 31, 2005, and a net loss of $33.5 million for the year ended December 31, 2004. Our accumulated deficit as of December 31, 2006 was $249.0 million, as of December 31, 2005 was $118.3 million and as of December 31, 2004 was $81.0 million. In January 2005, we acquired Stuart Energy. Stuart Energy incurred a net loss of $16.6 million for the nine months ended September 30, 2004 and a net loss of $26.9 million for the year ended December 31, 2003. During that period, Stuart Energy never had a profitable quarter.
We expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2007 and 2008, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy, and the price of our common shares may decline.
Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors, and cause the price of our common shares to decline.
Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Our products are highly-engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span several quarterly periods. In many cases, a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services, which can require us to commit significant time and resources without necessarily generating any revenues. Many potential customers may wish to enter into test arrangements with us in order to use our products and services on a trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals, which may delay a decision to purchase our products.
The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter and we may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet expectations of securities analysts and investors, and the price of our common shares may decline.
We may be unable to raise additional capital to pursue our commercial-ization plans and may be forced to discontinue product development, reduce our sales and marketing efforts or forego attractive business opportunities.
Based on our current business plan, we believe we have sufficient cash on hand to meet our working capital and capital expenditure needs for the next two years. We may also require additional capital to acquire or invest in complementary businesses or products, obtain the right to use complementary technologies or accelerate product development and commercialization activities. We may need to raise additional funds sooner if our estimates of revenues, costs and capital expenditures change or are inaccurate.
If we are unable to raise additional capital or are unable to do so on acceptable terms, we may not be able to respond to the actions of our competitors or we may be prevented from conducting all or a portion of our planned operations. In particular, the development and commercial-ization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.
If we issue additional equity securities to third parties in order to raise funds, the ownership percentage in our company of each of our existing shareholders will be reduced.
Our ability to grow revenues and future prospects depends to a certain extent on our relationship with General Motors and General Motors’ commitment to the commercialization of fuel cell markets.
One of our largest shareholders and until 2005 our largest customer by revenue is General Motors, which owns approximately 12.4% of our outstanding common shares. General Motors accounted for 12% of our revenues for the year ended December 31, 2006, 10% of our revenues for the year ended December 31, 2005 and 31% for the year ended December 31, 2004. Revenues from General Motors in 2005 declined, in part, due to reduction in test equipment orders. Our ability to grow revenues and future prospects could be hurt if General Motors

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were to change its relationship with us. There is no guarantee that our interests will continue to be aligned with the interests of General Motors and that our relationship with General Motors will continue in its current form. Furthermore, any change in General Motors’ strategy with respect to fuel cells, whether as a result of market, economic or competitive pressure, could also harm our business. Such a change in strategy could include, for example, any decision by General Motors to: (i) alter its commitment to fuel cell technology in favor of competing technologies; (ii) delay its introduction of fuel cell products and vehicles; or (iii) increase the internal development of fuel cell products or purchase them from another supplier.
In addition, where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licenses in favor of General Motors and in some cases, the intellectual property is jointly owned. As a result of such licenses, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.
We currently depend upon a relatively limited number of customers for a majority of our revenues and a decrease in revenues from these customers could materially adversely affect our business, financial condition and results of operations.
To date, a relatively limited number of customers have accounted for the majority of our revenues and we expect this will continue for the foreseeable future. Our four largest customers, including General Motors, accounted for 31% of our revenues for the year ended December 31, 2006, 31% of our revenues for the year ended December 31, 2005 and 68% for the year ended December 31, 2004. The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase-order basis and we cannot be certain that customers that have accounted for significant revenue in past periods will continue to purchase our products and generate revenues. Accordingly, our revenues and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of our significant customers were to cease doing business with us, significantly reduce or delay its purchases from us, or fail to pay on a timely basis, our business, financial condition and results of operations could be materially adversely affected.
Our operating results may be subject to currency fluctuation.
Our monetary assets and liabilities denominated in currencies other than the functional currency will give rise to a foreign currency gain or loss reflected in earnings. To the extent that the Canadian dollar or the euro strengthens against the functional currency, we may incur net foreign exchange losses on our net monetary asset balance, which is denominated in those currencies. Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price. As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and euros. However, a significant part of our revenues are currently generated in functional currency and euros, and we expect that this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or functional currency into euros. The exchange rates between the Canadian dollar, the functional currency and the euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the functional currency weakens against the Canadian dollar or the euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. We currently have limited currency hedging through financial instruments. We do carry a portion of our short-term investments in Canadian dollars and euros.
Certain external factors may affect the value of identifiable intangible assets and goodwill, which may require us to recognize an impairment charge.
Identifiable intangible assets and goodwill arising from our acquisition of Greenlight Power in 2003 and our acquisition of Stuart Energy in 2005 comprise approximately 6% of our total assets as at December 31, 2006. Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of identifiable intangible assets and goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge, which would reduce our reported assets and earnings in the year the impairment charge is recognized.
Our insurance may not be sufficient.
We carry insurance that we consider adequate having regard to the nature of the risks and costs of coverage. We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located from time to time in certain areas of the world. We are not fully insured against all possible risks, nor are all such risks insurable. Thus, although we maintain insurance coverage, such coverage may not be adequate.
Risk Factors Related To Our Business and Industry
Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate, which would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.
Significant markets may never develop for fuel cell and other hydrogen energy products or they may develop more slowly than we anticipate. Any such delay or failure would significantly harm

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our revenues and we may be unable to recover the losses we have incurred and expect to continue to incur in the development of our products. If this were to occur, we may never achieve profitability and our business could fail. Fuel cell and other hydrogen energy products represent an emerging market, and whether or not end-users will want to use them may be affected by many factors, some of which are beyond our control, including:
▪	the emergence of more competitive technologies and products, including other environmentally clean technologies and products that could render our products obsolete;
▪	the future cost of hydrogen and other fuels used by our fuel cell systems;
▪	the future cost of MEAs used in our fuel cell systems;
▪	the future cost of platinum, a key metal used in our fuel cell systems;
▪	the regulatory requirements of agencies, including the development of uniform codes and standards for fuel cell products, hydrogen refueling infrastructure and other hydrogen energy products;
▪	government support of fuel cell technology, hydrogen storage technology and hydrogen refueling technology;
▪	the manufacturing and supply costs for fuel cell components and systems;
▪	the perceptions of consumers regarding the safety of our products;
▪	the willingness of consumers to try new technologies;
▪	the continued development and improvement of existing power technologies; and
▪	the future cost of fuels used in existing technologies.
Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected.
If our fuel cell product customers are not able to obtain hydrogen on a cost-effective basis, we may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected. Our fuel cell products require oxygen and hydrogen to operate. While ambient air can typically supply the necessary oxygen, our fuel cells rely on hydrogen derived from water or from fuels such as natural gas, propane, methanol and other petroleum products. We manufacture and develop hydrogen generation systems called electrolyzers that use electricity to separate water into its constituent parts of hydrogen and oxygen. In addition, third parties are developing systems to extract, or reform, hydrogen from fossil fuels. Significant growth in the use of hydrogen-powered devices, particularly in the mobile market, may require the development of an infrastructure to deliver the hydrogen. There is no guarantee that such an infrastructure will be developed on a timely basis or at all. Even if hydrogen is available for our products, if its price is such that electricity or power produced by our systems would cost more than electricity provided through other means, we may be unable to compete successfully.
Changes in government policies and regulations could hurt the market for our products.
The fuel cell and hydrogen industry is in its development phase and is not currently subject to industry-specific government regulations in Canada, the European Union and the United States as well as other jurisdictions worldwide relating to matters such as design, storage, transportation and installation of fuel cell systems and hydrogen infrastructure products. However, given that the production of electrical energy has typically been an area of significant government regulation, we expect that we will encounter industry-specific government regulations in the future in the jurisdictions and markets in which we operate. For example, regulatory approvals or permits may be required for the design, installation and operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities and mobile fuel cell systems under federal, state and provincial emissions regulations affecting automobile manufacturers. To the extent that there are delays in gaining such regulatory approval, our development and growth may be constrained. Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell and other hydrogen products and, therefore, harm our business.
Our business will suffer if environmental policies change and no longer encourage the development and growth of clean power technologies. The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations in California and, to a lesser extent, in New York, Massachusetts and Maine. There is no guarantee that these laws and regulations will not change and any such changes could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations in these states are not kept in force or if further environmental laws and regulations are not adopted in these and other jurisdictions, demand for vehicular fuel cells may be limited.
The market for stationary and portable energy-related products is influenced by federal, state and provincial governmental regulations and policies concerning the electric utility industry. Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for our products. We cannot predict how changing government regulation and policies regarding the electric utility industry will affect the market for stationary and portable fuel cell systems.
Although the development of alternative energy sources, and in particular fuel cells, has been identified as a significant priority by many governments, we cannot be assured that governments will not change their priorities or that any such change would not materially affect our revenues and our business. If governments change their laws and regulations such that the development of alternative energy sources is no longer required or encouraged,

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the demand for alternative energy sources such as our fuel cell products may be significantly reduced or delayed and our sales would decline.
The development of uniform codes and standards for hydrogen-powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.
Uniform codes and standards do not currently exist for fuel cell systems, fuel cell components, hydrogen internal combustion engines or for the use of hydrogen as a vehicle fuel. Establishment of appropriate codes and standards is a critical element to allow fuel cell system developers, fuel cell component developers, hydrogen internal combustion engine developers, hydrogen infrastructure companies and hydrogen storage and handling companies to develop products that will be accepted in the marketplace.
The development of hydrogen standards is being undertaken by numerous organizations. Given the number of organizations pursuing hydrogen codes and standards, it is not clear whether universally accepted codes and standards will result in a timely fashion, if at all.
We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products, hydrogen generation systems and test and diagnostic equipment. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.
In the commercial production of fuel cell power products, we compete with a number of companies that currently have fuel cell and fuel cell system development programs. We expect that several of these competitors will be able to deliver competing products to certain markets before we do. While our strategy is the development of fuel cell and hydrogen generation technologies for sale to end-users, systems integrators, governments, OEMs and market channel partners, many of our competitors are developing products specifically for use in particular markets. These competitors may be more successful in penetrating their specific markets than we are. In addition, an increase in the popularity of fuel cell power in particular market channels may cause certain of our customers to develop and produce some or all of the fuel cell technologies that we are developing.
In our markets for hydrogen generation systems, we compete with a number of companies that develop and manufacture hydrogen generation products based on onsite water electrolysis and/or reforming technologies. We also compete with suppliers of hydrogen gas that deliver hydrogen to the customer’s site in tube trailers or bottles or by pipeline. In many cases, these suppliers have established delivery infrastructure and customer relationships.
We compete with a number of companies that manufacture fuel cell test and diagnostic equipment. In addition, most large fuel cell developers and OEMs have some degree of internal test station development. Our customers for fuel cell test and diagnostic equipment may develop their own internal test stations. We also sell fuel cell test and diagnostic equipment to companies that compete with our efforts to develop and manufacture fuel cell power products. This competition may negatively impact the sales of our fuel cell test and diagnostic equipment to such companies.
Competition in the markets for fuel cell power modules, hydrogen generation equipment and fuel cell test stations are significant and will likely persist and intensify over time. We compete directly and indirectly with a number of companies that provide products and services that are competitive with all, some or part of our products and related services. Many of our existing and potential competitors have greater brand name recognition than we do and their products may enjoy greater initial market acceptance among our potential customers. In addition, many of these competitors have significantly greater financial, technical, sales, marketing, distribution, service and other resources than we have and may also be better able to adapt quickly to customers’ changing demands and to changes in technology.
If we are unable to continuously improve our products and if we cannot generate effective responses to our competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.
We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative techno-logies.
Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted traditional technologies such as internal combustion engines and turbines, as well as coal, oil and nuclear powered generators. Additionally, there are competitors working on developing technologies that use other types of fuel cells and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for our target customers. Given that PEM fuel cells have the potential to replace these existing power sources, competition in our target markets will also come from these traditional power technologies, from improvements to traditional power technologies and from new alternative power technologies, including other types of fuel cells. Demand for fuel cell test and diagnostic equipment is dependent on continued efforts to commercialize hydrogen-based fuel cell power technologies.
If we are unable to continuously improve our products and if we cannot generate effective responses to our competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues

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and our profit margins may suffer, and we may never become profitable.
Our strategy for the sale of fuel cell power products depends upon developing partnerships with governments and systems integrators, OEMs, suppliers and other market channel partners who will incorporate our products into theirs.
Other than in a few specific markets, our strategy is to develop and manufacture products and systems for sale to governments, systems integrators, OEMs, suppliers and other market channel partners that have mature sales and distribution networks for their products. Our success may be heavily dependent upon our ability to establish and maintain relationships with these partners who will integrate our fuel cell products into their products and on our ability to find partners who are willing to assume some of the research and development costs and risks associated with our technologies and products. Our performance may, as a result, depend on the success of other companies, and there are no assurances of their success. We can offer no guarantee that governments and systems integrators, OEMs, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our products as components. The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results. Our ability to sell our products to the OEM markets depends to a significant extent upon our partners’ worldwide sales and distribution networks and service capabilities. In addition, some of our agreements with customers and partners require us to provide shared intellectual property rights in certain situations, and there can be no assurance that any future relationships that we enter into will not require us to share some of our intellectual property. Any change in the fuel cell, hydrogen or alternative fuel strategies of one of our partners could have a material adverse effect on our business and our future prospects.
In addition, in some cases, our relationships are governed by a non-binding memorandum of understanding or a letter of intent. We cannot assure you that we will be able to successfully negotiate and execute definitive agreements with any of these partners, and failure to do so may effectively terminate the relevant relationship. We also have relationships with third party distributors who also indirectly compete with us. For example, we have targeted industrial gas suppliers as distributors of our hydrogen generators. Because industrial gas suppliers currently sell hydrogen in delivered form, adoption by their customers of our hydrogen generation products could cause them to experience declining demand for delivered hydrogen. For this reason, industrial gas suppliers may be reluctant to purchase or resell our hydrogen generators. In addition, our third party distributors may require us to provide volume price discounts and other allowances, or customize our products, either of which could reduce the potential profitability of these relationships.
We are dependent upon third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.
We rely upon third party suppliers to provide key materials and components for our fuel cell power products, hydrogen generation products and fuel cell test equipment. A supplier’s failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, may harm our ability to manufacture our products cost-effectively or at all, and our revenues and gross margins might suffer. To the extent that we are unable to develop and patent our own technology and manufacturing processes, and to the extent that the processes our suppliers use to manufacture materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, and that could adversely affect our ability to produce commercially viable products.
We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.
Our future success will depend in large part upon our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel. We compete in a new market and there are a limited number of people with the appropriate combination of skills needed to provide the services that our customers require. In the past, we have experienced difficulty in recruiting qualified personnel and we expect to experience continued difficulties in personnel recruiting. If we do not attract such personnel, we may not be able to expand our business. In addition, new employees generally require substantial training, which requires significant resources and management attention. Our success also depends upon retaining our key management, research, product development, engineering, marketing and manufacturing personnel. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.
We may not be able to successfully manage the expansion of our operations.
The pace of our expansion in facilities, staff and operations has placed significant demands on our managerial, technical, financial and other resources. We will be required to make significant investments in our engineering and logistics systems and our financial and management information systems, as well as retaining, motivating and effectively managing our employees. Our management skills and systems currently in place may not enable us to implement our strategy or to attract and retain skilled management, engineering and production personnel. Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability.

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If we do not properly manage foreign sales and operations, our business could suffer.
We expect that a substantial portion of our future revenues will be derived from foreign sales. Our international activities may be subject to inherent risks, including regulatory limitations restricting or prohibiting the provision of our products and services, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls that restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity and potentially adverse tax consequences resulting from operating in multiple jurisdictions. As a result, if we do not properly manage foreign sales and operations, our business could suffer.
We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.
We may acquire additional technologies or other companies in the future and we cannot provide assurances that we will be able to successfully integrate their operations or that the cost savings we anticipate will be fully realized. Entering into an acquisition or investment entails many risks, any of which could materially harm our business, including:
▪	diversion of management’s attention from other business concerns;
▪	failure to effectively assimilate the acquired technology, employees or other assets of the company into our business;
▪	the loss of key employees from either our current business or the acquired business; and
▪	assumption of significant liabilities of the acquired company.
If we complete additional acquisitions, we may dilute the ownership of current shareholders. In addition, achieving the expected returns and cost savings from our past and future acquisitions will depend in part upon our ability to integrate the products and services, technologies, research and development programs, operations, sales and marketing functions, finance, accounting and administrative functions, and other personnel of these businesses into our business in an efficient and effective manner. We cannot ensure that we will be able to do so or that the acquired businesses will perform at anticipated levels. If we are unable to successfully integrate acquired businesses, our anticipated revenues may be lower and our operational costs may be higher.
We have no experience manufacturing our products on a large-scale basis, and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.
We have manufactured only a limited number of products for prototypes and initial sales, and we have no experience manufacturing products on a large scale. In order to produce certain of our products at affordable prices we will have to manufacture a large volume of such products. We do not know when or whether we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market such products. Even if we are successful in developing our manufacturing capabilities and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers and the market. Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives.
Risk Factors Related to Our Products and Technology
We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.
We have made commercial sales of fuel cell test and diagnostic equipment, generally on a purchase order basis, since our inception, and have only been engaged in the development of fuel cells, fuel cell power modules, integrated fuel cell systems and hydrogen refueling stations for a short period of time. Because our business and industry are still in the developmental stage, we do not know when or whether we will successfully complete research and development of commercially viable fuel cell power products and commercially viable hydrogen generation equipment for new hydrogen energy applications. If we do not complete the development of such commercially viable products, we will be unable to meet our business and growth objectives. We expect to face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our targeted markets. Our future success also depends upon our ability to effectively market fuel cell products and hydrogen generation products once developed.
We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability, or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.
Fuel cells currently cost more than many established competing technologies, such as internal combustion engines and batteries. The price of fuel cell and hydrogen generation products is dependent largely upon material and manufacturing costs. We cannot guarantee that we will be able to lower these costs to a level where we will be able to produce a competitive product or that any product we produce using lower cost materials and

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manufacturing processes will not suffer from lower performance, reliability and longevity. If we are unable to produce fuel cell and hydrogen generation products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy our fuel cell and hydrogen generation products. Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.
Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.
We regularly field test our products and we plan to conduct additional field tests in the future. Any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products. Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, field test programs, by their nature, may involve delays relating to product roll-out and modifications to product design, as well as third party involvement. Any problem or perceived problem with our field tests, whether it originates from our technology, our design, or third parties, could hurt our reputation and the reputation of our products and limit our sales. Such field test failures may negatively affect our relationships with customers, require us to extend field testing longer than anticipated before undertaking commercial sales and require us to develop further our technology to account for such failures prior to the field tests, thereby increasing our manufacturing costs.
The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our develop-ment, service and warranty costs.
Our products are complex and must meet the stringent technical requirements of our customers. The software and other components used in our fuel cell and hydrogen generation products may contain undetected defects or errors, especially when first introduced, which could result in the failure of our products to perform, damage to our reputation, delayed or lost revenue, product returns, diverted development resources and increased development, service and warranty costs.
Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.
Our success depends in large part on our ability to keep our products current and compatible with evolving technologies, codes and standards. Unexpected changes in technology or in codes and standards could disrupt the development of our products and prevent us from meeting deadlines for the delivery of products. If we are unable to keep pace with technological advancements and adapt our products to new codes and standards in a timely manner, our products may become uncompetitive or obsolete and our revenues would suffer.
We depend upon intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
Failure to protect our intellectual property rights may reduce our ability to prevent others from using our technology. We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is currently not covered by any patent or patent application. Patent protection is subject to complex factual and legal criteria that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot be assured that:
▪	any of the United States, Canadian or other patents owned by us or third party patents licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or
▪	any of our pending or future patent applications will be issued with the breadth of protection that we seek, if at all.
In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for or unenforceable in foreign countries.
Furthermore, although we typically retain sole ownership of the intellectual property we develop, our alliance with General Motors provides for shared intellectual property rights in certain situations. Where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licenses in favor of General Motors, and in some cases the intellectual property is jointly owned. As a result of these licenses, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.
We have also entered into agreements with other customers and partners that involve shared intellectual property rights. Any developments made under these agreements will be available for future commercial use by all parties to the agreement.
We also seek to protect our proprietary intellectual property through contracts including, when possible, confidentiality agreements and inventors’ rights agreements with our customers and employees. We cannot be sure that the parties that enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, we may seek licenses under the patents or other intellectual property rights of others. However, we cannot be sure that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. Our failure to obtain a license from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture and shipment of products or our use of processes that exploit such intellectual property.
Our involvement in intellectual property litigation could negatively affect our business.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Our future success and competitive position depend in part upon our ability to obtain or maintain the proprietary intellectual property used in our principal products. In order to establish and maintain such a competitive position we may need to prosecute claims against others who we believe are infringing our rights and defend claims brought by others who believe that we are infringing their rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sale of any products involved or the use or licensing of related intellectual property and divert the efforts of our technical and management personnel from their principal responsibilities, regardless of whether such litigation is resolved in our favor. If we are found to be infringing on the intellectual property rights of others, we may, among other things, be required to:
▪	pay substantial damages;
▪	cease the development, manufacture, use, sale or importation of products that infringe upon such intellectual property rights;
▪	discontinue processes incorporating the infringing technology;
▪	expend significant resources to develop or acquire non-infringing intellectual property; or
▪	obtain licenses to the relevant intellectual property.
We cannot offer any assurance that we will prevail in any such intellectual property litigation or, if we were not to prevail in such litigation, that licenses to the intellectual property that we are found to be infringing upon would be available on commercially reasonable terms, if at all. The cost of intellectual property litigation as well as the damages, licensing fees or royalties that we might be required to pay could have a material adverse effect on our business and financial results.
Our products use flammable fuels that are inherently dangerous sub-stances and could subject us to product liabilities.
Our financial results could be materially impacted by accidents involving either our products or those of other fuel cell manufacturers, either because we face claims for damages or because of the potential negative impact on demand for fuel cell products. Our products use hydrogen, which is typically generated from gaseous and liquid fuels such as propane, natural gas or methanol in a process known as reforming. While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source. In addition, certain of our OEM partners and customers may experience significant product liability claims. As a supplier of products and systems to these OEMs, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused the accidents. Product liability claims could result in significant losses from expenses incurred in defending claims or the award of damages. Since our products have not yet gained widespread market acceptance, any accidents involving our systems, those of other fuel cell products or those used to produce hydrogen could materially impede acceptance of our products. In addition, although our management believes that our liability coverage is currently adequate to cover these risks, we may be held responsible for damages beyond the scope of our insurance coverage.
Risk Factors Related to Ownership of Our Common Shares
If at any time we qualify as a passive foreign investment company under United States tax laws, our shareholders may be subject to adverse tax consequences.
We would be a passive foreign investment company if 75% or more of our gross income in any year is considered “passive income” for United States tax purposes. For this calculation, passive income generally includes interest, dividends, some types of rents and royalties, and gains from the sale of assets that produce these types of income. In addition, we would be classified as a passive foreign investment company if the average percentage of our assets during any year that produced passive income, or that were held to produce passive income, is at least 50%.
Based on our current and projected income and the market value of our common shares, we do not expect to be a passive foreign investment company for United States federal income tax purposes for the taxable year ending December 31, 2006. However, since the determination of whether we are a passive foreign investment company is based on the composition of our income and assets from time to time, and since the market value of our common shares is likely to fluctuate, there can be no assurance that we will not be considered a passive foreign investment company in another fiscal year. If we are classified as a passive foreign investment company, this characterization could result in adverse United States tax con-sequences for our shareholders resident in the United States, including having a gain recognized on the sale of our common shares being treated as ordinary income that is not eligible for the lower tax rate applicable to certain dividends and having potential punitive interest charges apply to such sale proceeds.
United States shareholders should consult their own United States tax advisors with respect to the United States tax consequences of holding our common shares and annually determine whether we are a passive foreign investment company.
A limited number of shareholders collectively own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.
A limited number of shareholders, including our founders and General Motors, currently own a significant portion of our

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MANAGEMENT’S DISCUSSION AND ANALYSIS
outstanding common shares. General Motors currently owns approximately 12.4% of our outstanding common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of our directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our shareholders.
Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.
If our principal shareholders, including our founders, sell substantial amounts of their common shares in the public market, the market price of our common shares could fall and the value of a shareholder’s investment could be reduced. The perception among investors that these sales may occur could have a similar effect. Share price declines may be exaggerated if the low trading volume that our common shares have experienced to date continues. These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.
Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares, and significant issuances of common or preferred shares could dilute the share ownership of our share-holders, deter or delay a takeover that our shareholders may consider beneficial or depress the trading price of our common shares.
Our articles of incorporation permit us to issue an unlimited number of common and preferred shares. If we were to issue a significant number of common shares, it would reduce the relative voting power of previously outstanding shares. Such future issuances could be at prices less than our shareholders paid for their common shares. If we were to issue a significant number of common or preferred shares, these issuances could also deter or delay an attempted acquisition of us that a shareholder may consider beneficial, particularly in the event that we issue preferred shares with special voting or dividend rights. While NASDAQ and TSX rules may require us to obtain shareholder approval for significant issuances, we would not be subject to these requirements if we ceased, voluntarily or otherwise, to be listed on NASDAQ and the TSX. Significant issuances of our common or preferred shares, or the perception that such issuances may occur, could cause the trading price of our common shares to drop.
U.S. investors may not be able to enforce U.S. civil liability judgments against us or our directors, controlling persons and officers.
We are organized under the laws of Canada. A majority of our directors, controlling persons and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, claims against us or such persons predicated upon the U.S. federal securities laws.
However, a Canadian court would generally enforce, in an original action, civil liability predicated on U.S. securities laws if the laws that govern the shareholder’s claim according to applicable Canadian law are proven by expert evidence not to be contrary to public policy as the term is applied by a Canadian court and are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that the action is in compliance with Canadian procedural laws and applicable Canadian legislation regarding the limitation of actions.
Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except where, for example:
▪	the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;
▪	the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or was not final, conclusive or enforceable under the laws of the applicable state;
▪	the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;
▪	a dispute between the same parties based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;
▪	the enforcement of the judgment of the U.S. court was inconsistent with public policy, as the term is applied by the Canadian court;
▪	the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or
▪	there has not been compliance with applicable Canadian laws dealing with the limitation of actions.
Our share price is volatile and we may continue to experience signi-ficant share price and volume fluctuations.
Since our common shares were initially offered to the public in November 2000, the stock markets, particularly in the technology and alternative energy sectors, and our share price have experienced significant price and volume fluctuations. Our common shares may continue to experience volatility for reasons unrelated to our own operating performance, including:
▪	performance of other companies in the fuel cell or alternative energy business;

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MANAGEMENT’S DISCUSSION AND ANALYSIS
▪	news announcements, securities analysts’ reports and recommendations and other developments with respect to our industry or our competitors; or
▪	changes in general economic conditions.
As of March 1, 2007 there were 6,893,353 options to purchase our common shares. If these securities are exercised, our shareholders will incur substantial dilution.
A significant element in our plan to attract and retain qualified personnel is the issuance to such persons of options to purchase our common shares. As of March 1, 2007, we have issued and outstanding 6,893,353 options to purchase our common shares at an average exercise price of CDN$4.85 per common share. Accordingly, to the extent that we are required to issue significant numbers of options to our employees, and such options are exercised, you could experience significant dilution.

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